================================================================================
                           Hudson River Bancorp, Inc.
                                       &
                              Cohoes Bancorp, Inc.

                           Updated Synopsis of Merger

                                  June 28, 2000
================================================================================

     These investor materials may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the combined company's forward-looking statements.

     The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers of this report are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

     Cohoes and Hudson River do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"). WE URGE INVESTORS TO READ THIS DOCUMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain the S-4 free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes will be available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River will be available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED FROM THE RESPECTIVE COMPANIES.

[Map of Combined Market Area of Cohoes Savings Bank and Hudson River Bank and Trust Company]

DESCRIPTION OF HUDSON RIVER (HRBT)
================================================================================

- Headquartered in Hudson, NY, the company provides full-service banking, as well as investment management, trust and commercial services through its subsidiary, Hudson River Bank & Trust Company. The company operates 18 branch offices.

- A summary of the bank's balance sheet and earnings performance as of March 31, 2000 is as follows:

                                                    (in thousands)
                              Total Assets            $1,149,547
                              Loans, net                 804,247
                              Securities                 255,549
                              Deposits                   748,563
                              Total Equity               200,723
                              Equity to Assets             17.46%
                              LTM Earnings            $    9,526
                              LTM EPS                 $      .65
                              LTM ROE                       4.58%

DESCRIPTION OF COHOES BANCORP (COHB)
================================================================================

- Unitary holding company headquartered in Cohoes, NY. Its principal subsidiary, Cohoes Savings Bank, operates 21 banking locations throughout the NY upstate region.

- A summary of the bank's balance sheet and earnings performance as of March 31, 2000 is as follows:

          (in thousands)
                              Total Assets            $704,414
                              Loans, net               577,442
                              Securities                97,321
                              Deposits                 491,508
                              Total Equity             121,136
                              Equity to Assets           17.20%
                              LTM Earnings            $  6,056
                              LTM EPS                 $   0.72
                              LTM ROE                     4.58%

TRANSACTION DESCRIPTION - TERM SHEET
================================================================================

Exchange Ratio:     Fixed exchange ratio of 1.185 shares of HRBT for each COHB share.

Value: COHB shareholders receive $11.04, based on HRBT's closing stock price of $9.31 through 4/24/00. The aggregate offer is approximately $87.3 million.

Ownership Profile:  HRBT 62% / COHB 38%

TRANSACTION DESCRIPTION - TERM SHEET
================================================================================

Management:         Chairman & CEO:  Robinson for next 36 mos.
                    President: Florio
                    On the third anniversary, CEO position shared between Robinson and Florio, for a six month transition. Then
                    Florio is sole CEO and Robinson continues as chairman.

Board of
Directors
Representation:     6 HRBT members / 6 COHB members

Accounting/
Stock Percentage:   Purchase Accounting; 100% Stock

Stock Purchase
Option:             Reciprocal standard 19.9% Agreements

TRANSACTION BENEFITS
================================================================================

     STRATEGIC:

          - Creates a dominant franchise with assets of approximately $1.8 billion and a $275mm market capitalization based on recent market prices

          - Expands core market area and creates critical mass in upstate New York with a strong local presence

          - Enhances ability to compete and widens product range through a broadened customer base with similar demographics

          -    Provides an additional platform for further growth

TRANSACTION BENEFITS
================================================================================

     FINANCIAL:

          -    Significantly accretive to earnings

          -    Strong capital position

          - Purchase accounting provides flexibility to maintain stock repurchases

          -    Increases liquidity

          -    Identified cost savings of approximately $3.6 million

          - Revenue enhancements and/or deployment of excess capital/ incremental cash will further enhance financial benefits

STRONG NY MARKET SHARE
================================================================================
Deposit Data & Market Share Information is as of June 30, 1999
Source: SNL Securities, L.P.

County      Institution      Total Deposits ($millions)  Market Share %
----------- ---------------  ---------------------       --------------

Albany         HRBT                $   38                    .62%
               COHB                   321                   5.32
                                   ------                  -----
               Pro Forma              359                   5.94

Columbia       HRBT                   457                  59.22

Dutchess       HRBT                    24                    .84

Greene         COHB                     1                    .17

Rensselaer     HRBT                    63                   4.08
               COHB                    57                   3.71
                                   ------                  -----
               Pro Forma              119                   7.79

Saratoga       COHB                    48                   2.87

Schenectady    HRBT                   176                   8.51
               COHB                    24                   1.18
                                   ------                  -----
               Pro Forma              200                   9.69

Warren         COHB                     7                    .71

STRONG BALANCE SHEET COMPOSITION
================================================================================

Estimated March 31, 2000 Pro Forma Balance Sheet  ($ in millions)

                                                                      Estimated
                                                  HRBT       COHB     Pro Forma
                                              ----------- ---------- -----------

Assets                                        $1,149        $704      $1,839
Net Loans                                        804         577       1,371
Investments                                      255          97         351
Deposits                                         749         491       1,241
Borrowings                                       151          80         225
Tangible Capital                                 189         121         277

STRONG BALANCE SHEET COMPOSITION
================================================================================

Estimated March 31, 2000 Pro Forma Balance Sheet  ($ in millions)

                                                                      Estimated
                                                  HRBT       COHB     Pro Forma
                                              ----------- ---------- -----------

App. Market Capitalization                    $  146      $   84      $  230

Nonperforming Loans                           $   10      $    4      $   14

Borrowings/Assets                              13.14%      11.36%      12.25%

Tangible Capital/Assets                        16.62%      17.20%      15.08%

LLR/Loans                                       2.38%       0.82%       1.75%

LLR/Nonperforming Loans                         1.90%       1.09%       1.66%

ATTRACTIVE EPS ACCRETION
================================================================================
($ in millions, except for per share data)

                                                                 Est. 2002
                                                               -------------
HRBT Estimated Net Income ($ .87)(1)                                $11.8
COHB Estimated Net Income ($1.00)(1)                                  6.9
                                                                    -----
     Total Estimated Net Income                                      18.7

After-Tax Cost Savings ($3.6 Pre-Tax)                                 2.3
After-Tax Earnings on Incremental Cash/ Capital                         0
Revenue Enhancements                                                    0
Purchase Accounting Adjustments (2)                                   2.0
                                                                    -----
     Pro Forma Net Income                                           $23.0
                                                                    =====

Estimated Pro Forma FD Shares                                        23.3
                                                                    -----
Pro Forma EPS                                                       $0.98
                                                                    =====

HRBT EPS Accretion                                                    13%

COHB EPS Accretion                                                    16%

(1)  Based on management expectations.
(2) Includes amortization of negative goodwill generated in transaction plus any balance sheet mark to markets.

COST SAVING ANALYSIS
================================================================================

Non Interest Expense:
--------------------------------
                                            (In Thousands)

Salary & Benefits                                $1,669

Occupancy Expense                                   104

ESOP Expense                                        616

Other Operating Expenses                          1,212
                                                 ------

     Total                                       $3,601


Estimated Pre-tax Merger and Restructuring Charges of $6mm

Note: Full phase-in expected in 2001.

REVENUE ENHANCEMENT OPPORTUNITIES
================================================================================

-    Incremental earnings potential through ability to leverage excess capital

-    Trust services

-    Expansion of small business lending

-    Cash management services

-    Expanded legal lending limit

TIMING OF TRANSACTION
================================================================================

- Transition teams for both banks have been formed and are working on merger-related issues

-    Shareholder votes are currently expected in August, 2000

-    Transaction expected to close in early 4th Quarter, 2000

-    Transaction must close by February 28, 2001